FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December13th , 2004

Lucky1 Enterprises Inc.

Filer# 0-16353

6th Floor, 1199 West Hastings Street

Vancouver, British Columbia

Canada V6E 3T5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1 -

Material Change Report dated December 13, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucky 1 Enterprises Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: December 13, 2004

Exhibit 1 [Form 6K]

December 13, 2004

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

Lucky 1 Enterprises Inc.

#600 – 1199 West Hastings Street

Vancouver, B.C.  V6E 3T5

2.

Date of Material Change

December 13, 2004.

3.

News Release

News release was issued on December 13, 2004 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Lucky 1 Enterprises Inc. (the “Company” or “Lucky”) has today sold from its investment portfolio 1,153,000 common shares of Las Vegas From Home.com Entertainment Inc. (“Las Vegas” or “LVFH”) a related company, at $0.235 per common share for gross proceeds of $270,955.

The Company is pleased to announce that it has entered into a Non-Brokered Private Placement Financing Agreement with Las Vegas whereby the Company shall acquire, for investment purposes, 1,350,000 Units in the capital of Las Vegas at the price of Canadian $0.20 per Unit, for a total amount of Canadian $270,000.  The Company may in the future either increase or decrease its investment in Las Vegas. This transaction is subject to Las Vegas receiving the approval of the TSX Venture Exchange.

5.

Full Description of Material Change

Lucky 1 Enterprises Inc. (the “Company” or “Lucky”) has today sold from its investment portfolio 1,153,000 common shares of Las Vegas From Home.com Entertainment Inc. (“Las Vegas” or “LVFH”) a related company, at $0.235 per common share for gross proceeds of $270,955.

The Company is pleased to announce that it has entered into a Non-Brokered Private Placement Financing Agreement with Las Vegas whereby the Company shall acquire, for investment purposes, 1,350,000 Units in the capital of Las Vegas at the price of Canadian $0.20 per Unit, for a total amount of Canadian $270,000.  The Company may in the future either increase or decrease its investment in Las Vegas. This transaction is subject to Las Vegas receiving the approval of the TSX Venture Exchange.

6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9.

 Date of Report

This report is dated the 13th of December, 2004.